UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

VIQ SOLUTIONS INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

91825V400

(CUSIP Number)

Sebastien Paré

5915 Airport Road, Suite 700

Mississauga, Ontario L4V 1T1

Canada

Telephone: (905) 948-8266

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91825V400

1	NAME OF REPORTING PERSON Bradley W. Wells
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
	7	SOLE VOTING POWER 7,065,146(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,065,146(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,065,146(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.97% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 6,166,735 Common Shares, (ii) warrants exercisable to purchase 791,666 Common Shares, (iii) options to purchase 53,059 Common Shares, and (iv) restricted stock units that are convertible into 53,686 Common Shares, each of which is directly held by the Reporting Person.
(2)	Based on 40,731,466 Common Shares issued and outstanding as of August 3, 2023.

This Schedule 13D is being filed by Bradley W. Wells (the “Reporting Person”), with respect to the common shares, no par value, (the “Common Shares”) of VIQ Solutions Inc. (the “Issuer”).

ITEM 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Common Shares of the Issuer. The address of the principal executive offices of the Issuer is 5915 Airport Road, Suite 700, Mississauga, Ontario L4V 1T1, Canada. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by Bradley W. Wells.

(b) The business address of the Reporting Person is c/o VIQ Solutions Inc., 5915 Airport Road, Suite 700, Mississauga, Ontario L4V 1T1, Canada.

(c) Mr. Wells is the President and Chief Executive Officer of Momentum Group Ltd. The principal office of Momentum Group Ltd. is 35 West Pearce Street, Unit 14, Richmond Hill, Ontario, Canada L4B 3A9.

(d), (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) Canadian.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On August 1, 2023, the Reporting Person acquired 1,583,333 Common Shares and warrants to purchase 791,666 Common Shares in the Issuer’s private placement offering of securities.

The Reporting Person holds 6,166,735 Common Shares following the acquisition from the above mentioned private placement.

The Reporting Person holds options to purchase 53,059 Common Shares, which options are fully vested, as well as restricted stock units convertible into 53,686 Common Shares, which are fully vested. The Reporting Person also holds warrants to purchase 791,666 Common Shares, which warrants are currently exercisable.

ITEM 4.	Purpose of Transaction.

The Reporting Person is a member of the Issuer’s Board of Directors. In this capacity, the Reporting Person takes and will continue to take an active role in the Issuer’s strategic direction. Additionally, in his capacity as shareholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, his investments in the Issuer. Depending on the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Other than as described above and other than in his capacity as a director of the Issuer, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in such event, may discuss, evaluate and/or pursue any such transactions with his advisors, the Issuer or other persons).

ITEM 5.	Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the cover page to this Schedule 13D are incorporated herein by reference.

The Reporting Person’s aggregate percentage of beneficial ownership is approximately 16.97% of the outstanding Common Shares. Calculation of the percentage is based on 40,731,466 Common Shares issued and outstanding as of August 3, 2023.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not engaged in any transaction with respect to the Common Shares during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships by the Reporting Person and any other person with respect to the Common Shares

ITEM 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2023

By:	/s/ Bradley W. Wells
Name:	Bradley W. Wells
Title:	Director

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